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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

MERCATOR PARTNERS ACQUISITION CORP.

(Name of Issuer)

Class B Common Stock, par value $.0001 per share

(Title of Class of Securities)

587586405

(CUSIP Number)

April 15, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 587586405

1.	Name of Reporting Person: Sapling, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 496,498

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 496,498

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 496,498

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.7%

12.	Type of Reporting Person: OO

13G
CUSIP No. 587586405

1.	Name of Reporting Person: Fir Tree Recovery Master Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 299,902

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 299,902

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 299,902

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.8%

12.	Type of Reporting Person: PN

SCHEDULE 13G

      This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Sapling, LLC, a Delaware limited liability company (“Sapling”), and Fir Tree Recovery Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Recovery”), relating to Series B Units consisting of two shares of Class B Common Stock, $.0001 par value (the “Class B Common Stock”), one Class W Warrant and one Class Z Warrant of Mercator Partners Acquisition Corp., a Delaware corporation (the “Issuer”), purchased by Sapling and Fir Tree Recovery. Fir Tree Value Master Fund, LP, a Cayman Islands exempted limited partnership (“Fir Tree Master”), is the sole member of Sapling. Fir Tree, Inc., a New York corporation, is the investment manager of both Sapling and Fir Tree Recovery.

Item 1(a)	Name of Issuer.

Mercator Partners Acquisition Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

11911 Freedom Drive, Suite 1080 Reston, Virginia 20190

Item 2(a)	Name of Person Filing.

Sapling, LLC (“Sapling”) and Fir Tree Recovery Master Fund, L.P. (“Fir Tree Recovery”)

Item 2(b)	Address of Principal Business Office.

535 Fifth Avenue 31st Floor New York, New York 10017

Item 2(c)	Place of Organization.

Sapling is a Delaware limited liability company. Fir Tree Recovery is a Cayman Islands exempted limited partnership.

Item 2(d)	Title of Class of Securities.

Class B Common Stock, par value $.0001 per share (the “Class B Common Stock”).

Item 2(e)	CUSIP Number.

587586405

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.

(a)	As of the filing of this Schedule 13G, Sapling and Fir Tree Recovery have purchased 398,200 Class B Units of the Issuer. Each Class B Unit consists of: (i) two shares of Class B Common Stock, (ii) one Class W Warrant; and (iii) one Class Z Warrant. Sapling and Fir Tree Recovery are the beneficial owners of 796,400 shares of Class B Common Stock.

Pursuant to the Form 8-K filed by the Issuer with the Commission on March 21, 2005, each share of Class B Common Stock entitles its holder to one vote per share. The Class B Units, the Class W Warrants and the Class Z Warrants do not have voting rights. Pursuant to Rule 13d-1(i), this Schedule 13G does not include the non-voting securities of the Issuer held by Sapling and Fir Tree Recovery.

(b)	Sapling and Fir Tree Recovery are the beneficial owners of 7.5% of the outstanding shares of Class B Common Stock. This percentage is determined by dividing the number of shares beneficially held by 10,580,000, the number of shares of Class B Common Stock issued and outstanding as of April 15, 2005, as reported in the Issuer’s Form 8-K filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 dated April 15, 2005.

(c)	Sapling may direct the vote and disposition of the 496,498 shares of Class B Common Stock. Fir Tree Recovery may direct the vote and disposition of 299,902 shares of Class B Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Fir Tree Master, as the sole member of Sapling, has the right to receive dividends from and the proceeds from the sale of the Class B Common Stock.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date: April 29, 2005

SAPLING, LLC

By:	FIR TREE, INC., its Manager

	By:	/s/ Jeffrey Tannenbaum

Name: Jeffrey Tannenbaum
Title: President

FIR TREE RECOVERY MASTER FUND, L.P.

By:	FIR TREE, INC., its Manager

	By:	/s/ Jeffrey Tannenbaum

Name: Jeffrey Tannenbaum
Title: President

EXHIBIT 1

JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class B Common Stock, par value $0.0001 per share, of Mercator Partners Acquisition, Corp., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

      The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

      This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

      IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 29, 2005.

SAPLING, LLC

By:	FIR TREE, INC., its Manager

	By:	/s/ Jeffrey Tannenbaum

Name: Jeffrey Tannenbaum
Title: President

FIR TREE RECOVERY MASTER FUND, L.P.

By:	FIR TREE, INC., its Manager

	By:	/s/ Jeffrey Tannenbaum

Name: Jeffrey Tannenbaum
Title: President